XP3310D5 05/11/06 18:11
FINANCIAL AND PROFESSIONAL SERVICES
490PB1148
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
1900054
001
1216946
DWIGHT L. HALL
05/11/06 13:41 001
Policy Commencement Date: 05/21/06
THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT
THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE
FORM NBR EDITION CO STATE TRANS DATE
* MEL2684 03.05 1 CA 2006-05-21*
* MLABL 09.85 1 CA 2006-05-21*
POLICY COVER SHEET
Job Name: Print Date and Time:
File Number: O617O
Business Center/
Original Business Unit:
Policy Number:
Name of insured:
Agency Number:
Department or Expense Center:
Underwriter: Underwriting Team:
Data Entry Person:
Date and Time:
Special Instructions
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

490PB1148 05/21/06
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS 05/11/06 13:41 001
Policy Form List 40705 05-84
Investment Company Blanket Bond - Declarations ICB001 07-04
Investment Company Blanket Bond - Insuring Agreements ICB005 07-04
Named Insured Endorsement ICB010 07-04
Computer Systems ICB011 07-04
Unauthorized Signatures ICB012 07-04
Telefacsimile Transactions ICB013 07-04
Voice-Initiated Transactions ICB014 07-04
Amend Definition of Employee (Exclude EDP Coverage for ICB015 07-04
Computer Software or Programs)
Definition of Investment Company ICB016 07-04
Add Exclusions (n) & (o) ICB026 07-04
California Premium Rider ICB050 07-04
Automatic Coverage For New Investment Companies/Increase In MEL2684 03-05
Limits
POLICY FORM LIST
Here's a list of all forms included in your
policy, on the date shown below. These forms
are listed in the same order as they appear in
your policy.

Title Form Number Edition Date

Name of Insured Policy Number Effective Date
Processing Date

40705 Ed.5-84 Form List
St.Paul Fire and Marine Insurance Co.1995 Page
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

2

Page
St.Paul Fire and Marine Insurance Co.1995
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

490PB1148
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
600 WEST BROADWAY
30TH FLOOR
SAN DIEGO, CA 92101
05/21/06 05/21/07
1,500,000 0
25,000 0
1,500,000 10,000
1,500,000 10,000
1,500,000 10,000
1,500,000 10,000
1,500,000 10,000
100,000 5,000
100,000 5,000
J - COMPUTER SYSTEMS $1,500,000 $10,000
K - VOICE-INITIATED TRANSACTIONS $1,500,000 $10,000
L - TELEFACSIMILE SYSTEMS $1,500,000 $10,000
M - UNAUTHORIZED SIGNATURES $100,000 $5,000
N/A
10
490PB0759
ab
ICB001 Rev. 7/04
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
INVESTMENT COMPANY BLANKET BOND
St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)
DECLARATIONS BOND NO.
Item 1. Name of Insured (herein called Insured):
Principal Address:
Item 2. Bond Period from 12:01 a.m. on to 12:01 a.m. on the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.
Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:
Limit of Liability Deductible Amount
Insuring Agreement A - FIDELITY $ $
Insuring Agreement B - AUDIT EXPENSE $ $
Insuring Agreement C - PREMISES $ $
Insuring Agreement D - TRANSIT $ $
Insuring Agreement E - FORGERY OR ALTERATION $ $
Insuring Agreement F - SECURITIES $ $
Insuring Agreement G - COUNTERFEIT CURRENCY $ $
Insuring Agreement H - STOP PAYMENT $ $
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF
DEPOSIT $ $
OPTIONAL COVERAGES ADDED BY RIDER:
If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring
Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through
Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) such termination or cancellation to be effective as of the time this bond becomes effective.
IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.
Countersigned:
Authorized Representative Countersigned At
Countersignature Date
ST. PAUL FIRE AND MARINE INSURANCE COMPANY
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 1 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
INVESTMENT COMPANY BLANKET BOND
The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the
General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item
3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond
Period, to indemnify and hold harmless the Insured for:
INSURING AGREEMENTS
(A) FIDELITY
Loss resulting from any dishonest or fraudulent
act(s), including Larceny or Embezzlement,
committed by an Employee, committed anywhere
and whether committed alone or in collusion
with others, including loss of Property resulting
from such acts of an Employee, which Property is
held by the Insured for any purpose or in any
capacity and whether so held gratuitously or not
and whether or not the Insured is liable therefor.
Dishonest or fraudulent act(s) as used in this
Insuring Agreement shall mean only dishonest or
fraudulent act(s) committed by such Employee
with the manifest intent:
(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee,
or for any other Person or organization
intended by the Employee to receive such
benefit, other than salaries, commissions,
fees, bonuses, promotions, awards, profit
sharing, pensions or other employee benefits
earned in the normal course of employment.
(B) AUDIT EXPENSE
Expense incurred by the Insured for that part of
the costs of audits or examinations required by
any governmental regulatory authority to be
conducted either by such authority or by an
independent accountant by reason of the
discovery of loss sustained by the Insured
through any dishonest or fraudulent act(s),
including Larceny or Embezzlement, of any of
the Employees. The total liability of the
Underwriter for such expense by reason of such
acts of any Employee or in which such Employee
is concerned or implicated or with respect to any
one audit or examination is limited to the amount
stated opposite Audit Expense in Item 3 of the
Declarations; it being understood, however, that
such expense shall be deemed to be a loss
sustained by the Insured through any dishonest
or fraudulent act(s), including Larceny or
Embezzlement, of one or more of the Employees,
and the liability under this paragraph shall be in
addition to the Limit of Liability stated in
Insuring Agreement (A) in Item 3 of the
Declarations.
(C) ON PREMISES
Loss of Property (occurring with or without
negligence or violence) through robbery,
burglary, Larceny, theft, holdup, or other
fraudulent means, misplacement, mysterious
unexplainable disappearance, damage thereto or
destruction thereof, abstraction or removal from
the possession, custody or control of the Insured,
and loss of subscription, conversion, redemption
or deposit privileges through the misplacement or
loss of Property, while the Property is (or is
supposed or believed by the Insured to be)
lodged or deposited within any offices or
premises located anywhere, except in an office
listed in Item 4 of the Declarations or
amendment thereof or in the mail or with a
carrier for hire, other than an armored motor
vehicle company, for the purpose of
transportation.
Office and Equipment
(1) loss of or damage to furnishings, fixtures,
stationery, supplies or equipment, within any
of the Insured's offices covered under this
bond caused by Larceny or theft in, or by
burglary, robbery or hold-up of, such office,
or attempt thereat, or by vandalism or
malicious mischief; or
(2) loss through damage to any such office by
Larceny or theft in, or by burglary, robbery
or hold-up of, such office, or attempt thereat,
or to the interior of any such office by
vandalism or malicious mischief provided, in
any event, that the Insured is the owner of
such offices, furnishings, fixtures, stationery,
supplies or equipment or is legally liable for
such loss or damage always excepting,
however, all loss or damage through fire.
(D) IN TRANSIT
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 2 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
Loss of Property (occurring with or without
negligence or violence) through robbery, Larceny,
theft, hold-up, misplacement, mysterious
unexplainable disappearance, being lost or
otherwise made away with, damage thereto or
destruction thereof, and loss of subscription,
conversion, redemption or deposit privileges
through the misplacement or loss of Property,
while the Property is in transit anywhere in the
custody of any person or persons acting as
messenger, except while in the mail or with a
carrier for hire, other than an armored motor
vehicle company, for the purpose of
transportation, such transit to begin immediately
upon receipt of such Property by the transporting
person or persons, and to end immediately upon
delivery thereof at destination.
(E) FORGERY 0R ALTERATION
Loss through Forgery or alteration of or on:
(1) any bills of exchange, checks, drafts,
acceptances, certificates of deposit,
promissory notes, or other written promises,
orders or directions to pay sums certain in
money, due bills, money orders, warrants,
orders upon public treasuries, letters of
credit; or
(2) other written instructions, advices or
applications directed to the Insured,
authorizing or acknowledging the transfer,
payment, delivery or receipt of funds or
Property, which instructions, advices or
applications purport to have been signed or
endorsed by any:
(a) customer of the Insured, or
(b) shareholder or subscriber to shares,
whether certificated or uncertificated, of
any Investment Company, or
(c) financial or banking institution or
stockbroker,
but which instructions, advices or
applications either bear the forged signature
or endorsement or have been altered without
the knowledge and consent of such customer,
shareholder or subscriber to shares, or
financial or banking institution or
stockbroker; or
(3) withdrawal orders or receipts for the
withdrawal of funds or Property, or receipts
or certificates of deposit for Property and
bearing the name of the Insured as issuer, or
of another Investment Company for which
the Insured acts as agent,
excluding, however, any loss covered under
Insuring Agreement (F) hereof whether or not
coverage for Insuring Agreement (F) is provided
for in the Declarations of this bond.
Any check or draft (a) made payable to a
fictitious payee and endorsed in the name of such
fictitious payee or (b) procured in a transaction
with the maker or drawer thereof or with one
acting as an agent of such maker or drawer or
anyone impersonating another and made or
drawn payable to the one so impersonated and
endorsed by anyone other than the one
impersonated, shall be deemed to be forged as to
such endorsement.
Mechanically reproduced facsimile signatures are
treated the same as handwritten signatures.
(F) SECURITIES
Loss sustained by the Insured, including loss
sustained by reason of a violation of the
constitution by-laws, rules or regulations of any
Self Regulatory Organization of which the
Insured is a member or which would have been
imposed upon the Insured by the constitution,
by-laws, rules or regulations of any Self
Regulatory Organization if the Insured had been
a member thereof,
(1) through the Insured's having, in good faith
and in the course of business, whether for its
own account or for the account of others, in
any representative, fiduciary, agency or any
other capacity, either gratuitously or
otherwise, purchased or otherwise acquired,
accepted or received, or sold or delivered, or
given any value, extended any credit or
assumed any liability, on the faith of, or
otherwise acted upon, any securities,
documents or other written instruments
which prove to have been:
(a) counterfeited, or
(b) forged as to the signature of any maker,
drawer, issuer, endorser, assignor, lessee,
transfer agent or registrar, acceptor,
surety or guarantor or as to the signature
of any person signing in any other
capacity, or
(c) raised or otherwise altered, or lost, or
stolen, or
(2) through the Insured's having, in good faith
and in the course of business, guaranteed in
writing or witnessed any signatures whether
for valuable consideration or not and whether
or not such guaranteeing or witnessing is
ultra vires the Insured, upon any transfers,
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 3 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
assignments, bills of sale, powers of attorney,
guarantees, endorsements or other
obligations upon or in connection with any
securities, documents or other written
instruments and which pass or purport to
pass title to such securities, documents or
other written instruments; excluding losses
caused by Forgery or alteration of, on or in
those instruments covered under Insuring
Agreement (E) hereof.
Securities, documents or other written
instruments shall be deemed to mean original
(including original counterparts) negotiable or
non-negotiable agreements which in and of
themselves represent an equitable interest,
ownership, or debt, including an assignment
thereof, which instruments are, in the ordinary
course of business, transferable by delivery of
such agreements with any necessary endorsement
or assignment.
The word "counterfeited" as used in this
Insuring Agreement shall be deemed to mean any
security, document or other written instrument
which is intended to deceive and to be taken for
an original.
Mechanically reproduced facsimile signatures are
treated the same as handwritten signatures.
(G) COUNTERFEIT CURRENCY
Loss through the receipt by the Insured, in good
faith, of any counterfeited money orders or
altered paper currencies or coin of the United
States of America or Canada issued or purporting
to have been issued by the United States of
America or Canada or issued pursuant to a
United States of America or Canada statute for
use as currency.
(H) STOP PAYMENT
Loss against any and all sums which the Insured
shall become obligated to pay by reason of the
liability imposed upon the Insured by law for
damages:
For having either complied with or failed to
comply with any written notice of any
customer, shareholder or subscriber of the
Insured or any Authorized Representative of
such customer, shareholder or subscriber to
stop payment of any check or draft made or
drawn by such customer, shareholder or
subscriber or any Authorized Representative
of such customer, shareholder or subscriber,
or
For having refused to pay any check or draft
made or drawn by any customer, shareholder
or subscriber of the Insured or any
Authorized Representative of such customer,
shareholder or subscriber.
(I) UNCOLLECTIBLE ITEMS OF DEPOSIT
Loss resulting from payments of dividends or
fund shares, or withdrawals permitted from any
customer's, shareholder's, or subscriber's account
based upon Uncollectible Items of Deposit of a
customer, shareholder or subscriber credited by
the Insured or the Insured's agent to such
customer's, shareholder's or subscriber's Mutual
Fund Account; or loss resulting from an Item of
Deposit processed through an Automated
Clearing House which is reversed by the
customer, shareholder or subscriber and deemed
uncollectible by the Insured.
Loss includes dividends and interest accrued not
to exceed 15% of the Uncollectible Items which
are deposited.
This Insuring Agreement applies to all Mutual
Funds with "exchange privileges" if all Fund(s)
in the exchange program are insured by the
Underwriter for Uncollectible Items of Deposit.
Regardless of the number of transactions between
Fund(s), the minimum number of days of deposit
within the Fund(s) before withdrawal as declared
in the Fund(s) prospectus shall begin from the
date a deposit was first credited to any Insured
Fund(s).
GENERAL AGREEMENTS
A. ADDITIONAL OFFICES OR EMPLOYEES -
CONSOLIDATION OR MERGER - NOTICE
(1) If the Insured shall, while this bond is in
force, establish any additional office or
offices, such offices shall be automatically
covered hereunder from the dates of their
establishment, respectively. No notice to the
Underwriter of an increase during any
premium period in the number of offices or
in the number of Employees at any of the
offices covered hereunder need be given and
no additional premium need be paid for the
remainder of such premium period.
(2) If an Investment Company, named as
Insured herein, shall, while this bond is in
force, merge or consolidate with, or purchase
the assets of another institution, coverage for
such acquisition shall apply automatically
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 4 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
from the date of acquisition. The Insured
shall notify the Underwriter of such
acquisition within 60 days of said date, and
an additional premium shall be computed
only if such acquisition involves additional
offices or employees.
B. WARRANTY
No statement made by or on behalf of the
Insured, whether contained in the application or
otherwise, shall be deemed to be a warranty of
anything except that it is true to the best of the
knowledge and belief of the person making the
statement.
C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or
Coverages now or hereafter forming part of this
bond)
The Underwriter will indemnify the Insured
against court costs and reasonable attorneys' fees
incurred and paid by the Insured in defense,
whether or not successful, whether or not fully
litigated on the merits and whether or not
settled, of any suit or legal proceeding brought
against the Insured to enforce the Insured's
liability or alleged liability on account of any loss,
claim or damage which, if established against the
Insured, would constitute a loss sustained by the
Insured covered under the terms of this bond
provided, however, that with respect to Insuring
Agreement (A) this indemnity shall apply only in
the event that:
(1) an Employee admits to being guilty of any
dishonest or fraudulent act(s), including
Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of
any dishonest or fraudulent act(s), including
Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an
arbitration panel agrees, after a review of an
agreed statement of facts, that an Employee
would be found guilty of dishonesty if such
Employee were prosecuted.
The Insured shall promptly give notice to the
Underwriter of any such suit or legal proceedings
and at the request of the Underwriter shall
furnish it with copies of all pleadings and other
papers therein. At the Underwriter's election the
Insured shall permit the Underwriter to conduct
the defense of such suit or legal proceeding, in
the Insured's name, through attorneys of the
Underwriter's selection. In such event, the
Insured shall give all reasonable information and
assistance which the Underwriter shall deem
necessary to the proper defense of such suit or
legal proceeding.
If the amount of the Insured's liability or alleged
liability is greater than the amount recoverable
under this bond, or if a Deductible Amount is
applicable, or both, the liability of the
Underwriter under this General Agreement is
limited to the proportion of court costs and
attorneys' fees incurred and paid by the Insured
or by the Underwriter that the amount
recoverable under this bond bears to the total of
such amount plus the amount which is not so
recoverable. Such indemnity shall be in addition
to the Limit of Liability for the applicable
Insuring Agreement or Coverage.
D. FORMER EMPLOYEE
Acts of an Employee, as defined in this bond, are
covered under Insuring Agreement (A) only while
the Employee is in the Insured's employ. Should
loss involving a former Employee of the Insured
be discovered subsequent to the termination of
employment, coverage would still apply under
Insuring Agreement (A) if the direct proximate
cause of the loss occurred while the former
Employee performed duties within the scope of
his/her employment.
THE FOREGOING INSURING AGREEMENTS AND GENERAL
AGREEMENTS ARE SUBJECT TO THE FOLLOWING
CONDITIONS AND LIMITATIONS:
SECTION 1. DEFINITIONS
The following terms, as used in this bond have the
respective meanings stated in this Section:
(a) "Employee" means:
(1) any of the Insured's officers, partners, or
employees, and
(2) any of the officers or employees of any
predecessor of the Insured whose principal
assets are acquired by the Insured by
consolidation or merger with, or purchase of
assets or capital stock of, such predecessor,
and
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 5 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(3) attorneys retained by the Insured to perform
legal services for the Insured and the
employees of such attorneys while such
attorneys or employees of such attorneys are
performing such services for the Insured, and
(4) guest students pursuing their studies or
duties in any of the Insured's offices, and
(5) directors or trustees of the Insured, the
investment advisor, underwriter (distributor),
transfer agent, or shareholder accounting
record keeper, or administrator authorized by
written agreement to keep financial and/or
other required records, but only while
performing acts coming within the scope of
the usual duties of an officer or employee or
while acting as a member of any committee
duly elected or appointed to examine or
audit or have custody of or access to the
Property of the Insured, and
(6) any individual or individuals assigned to
perform the usual duties of an employee
within the premises of the Insured, by
contract, or by any agency furnishing
temporary personnel on a contingent or parttime
basis, and
(7) each natural person, partnership or
corporation authorized by written agreement
with the Insured to perform services as
electronic data processor of checks or other
accounting records of the Insured, but
excluding any such processor who acts as
transfer agent or in any other agency capacity
in issuing checks, drafts or securities for the
Insured, unless included under sub-section
(9) hereof, and
(8) those persons so designated in Section 15,
Central Handling of Securities, and
(9) any officer, partner, or Employee of:
(a) an investment advisor,
(b) an underwriter (distributor),
(c) a transfer agent or shareholder
accounting record-keeper, or
(d) an administrator authorized by written
agreement to keep financial and/or other
required records,
for an Investment Company named as Insured
while performing acts coming within the scope of
the usual duties of an officer or Employee of any
investment Company named as Insured herein,
or while acting as a member of any committee
duly elected or appointed to examine or audit or
have custody of or access to the Property of any
such Investment Company, provided that only
Employees or partners of a transfer agent,
shareholder accounting record-keeper or
administrator which is an affiliated person, as
defined in the Investment Company Act of 1940,
of an Investment Company named as Insured or
is an affiliated person of the advisor, underwriter
or administrator of such Investment Company,
and which is not a bank, shall be included within
the definition of Employee.
Each employer of temporary personnel or
processors as set forth in sub-sections (6) and (7)
of Section 1(a) and their partners, officers and
employees shall collectively be deemed to be one
person for all the purposes of this bond,
excepting, however, the last paragraph of Section
13.
Brokers, or other agents under contract or
representatives of the same general character
shall not be considered Employees.
(b) "Property" means money (i.e. currency, coin,
bank notes, Federal Reserve notes), postage and
revenue stamps, U.S. Savings Stamps, bullion,
precious metals of all kinds and in any form and
articles made therefrom, jewelry, watches,
necklaces, bracelets, gems, precious and
semi-precious stones, bonds, securities, evidences
of debts, debentures, scrip, certificates, interim
receipts, warrants, rights, puts, calls, straddles,
spreads, transfers, coupons, drafts, bills of
exchange, acceptances, notes, checks, withdrawal
orders, money orders, warehouse receipts, bills of
lading, conditional sales contracts, abstracts of
title, insurance policies, deeds, mortgages under
real estate and/or chattels and upon interests
therein, and assignments of such policies,
mortgages and instruments, and other valuable
papers, including books of account and other
records used by the Insured in the conduct of its
business, and all other instruments similar to or
in the nature of the foregoing including
Electronic Representations of such instruments
enumerated above (but excluding all data
processing records) in which the Insured has an
interest or in which the Insured acquired or
should have acquired an interest by reason of a
predecessor's declared financial condition at the
time of the Insured's consolidation or merger
with, or purchase of the principal assets of, such
predecessor or which are held by the Insured for
any purpose or in any capacity and whether so
held gratuitously or not and whether or not the
Insured is liable therefor.
(c) "Forgery" means the signing of the name of
another with intent to deceive; it does not
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 6 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
include the signing of one's own name with or
without authority, in any capacity, for any
purpose.
(d) "Larceny and Embezzlement" as it applies to any
named Insured means those acts as set forth in
Section 37 of the Investment Company Act of
1940.
(e) "Items of Deposit" means any one or more
checks and drafts. Items of Deposit shall not be
deemed uncollectible until the Insured's
collection procedures have failed.
SECTION 2. EXCLUSIONS THIS BOND,
DOES NOT COVER:
(a) loss effected directly or indirectly by means
of forgery or alteration of, on or in any
instrument, except when covered by Insuring
Agreement (A), (E), (F) or (G).
(b) loss due to riot or civil commotion outside
the United States of America and Canada; or
loss due to military, naval or usurped power,
war or insurrection unless such loss occurs in
transit in the circumstances recited in
Insuring Agreement (D), and unless, when
such transit was initiated, there was no
knowledge of such riot, civil commotion,
military, naval or usurped power, war or
insurrection on the part of any person acting
for the Insured in initiating such transit.
(c) loss, in time of peace or war, directly or
indirectly caused by or resulting from the
effects of nuclear fission or fusion or
radioactivity; provided, however, that this
paragraph shall not apply to loss resulting
from industrial uses of nuclear energy.
(d) loss resulting from any wrongful act or acts
of any person who is a member of the Board
of Directors of the Insured or a member of
any equivalent body by whatsoever name
known unless such person is also an
Employee or an elected official, partial
owner or partner of the Insured in some
other capacity, nor, in any event, loss
resulting from the act or acts of any person
while acting in the capacity of a member of
such Board or equivalent body.
(e) loss resulting from the complete or partial
non-payment of, or default upon, any loan or
transaction in the nature of, or amounting to,
a loan made by or obtained from the Insured
or any of its partners, directors or
Employees, whether authorized or
unauthorized and whether procured in good
faith or through trick, artifice fraud or false
pretenses, unless such loss is covered under
Insuring Agreement (A), (E) or (F).
(f) loss resulting from any violation by the
Insured or by any Employee:
(1) of law regulating (a) the issuance,
purchase or sale of securities, (b)
securities transactions upon Security
Exchanges or over the counter market,
(c) Investment Companies, or (d)
Investment Advisors, or
(2) of any rule or regulation made pursuant
to any such law.
unless such loss, in the absence of such laws,
rules or regulations, would be covered under
Insuring Agreements (A) or (E).
(g) loss of Property or loss of privileges through
the misplacement or loss of Property as set
forth in Insuring Agreement (C) or (D) while
the Property is in the custody of any armored
motor vehicle company, unless such loss shall
be in excess of the amount recovered or
received by the Insured under (a) the
Insured's contract with said armored motor
vehicle company, (b) insurance carried by
said armored motor vehicle company for the
benefit of users of its service, and (c) all
other insurance and indemnity in force in
whatsoever form carried by or for the benefit
of users of said armored motor vehicle
company's service, and then this bond shall
cover only such excess.
(h) potential income, including but not limited
to interest and dividends, not realized by the
Insured because of a loss covered under this
bond, except as included under Insuring
Agreement (I).
(i) all damages of any type for which the
Insured is legally liable, except direct
compensatory damages arising from a loss
covered under this bond.
(j) loss through the surrender of Property away
from an office of the Insured as a result of a
threat:
(1) to do bodily harm to any person, except
loss of Property in transit in the custody
of any person acting as messenger
provided that when such transit was
initiated there was no knowledge by the
Insured of any such threat, or
(2) to do damage to the premises or
Property of the Insured, except when
covered under Insuring Agreement (A).
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 7 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(k) all costs, fees and other expenses incurred by
the Insured in establishing the existence of or
amount of loss covered under this bond
unless such indemnity is provided for under
Insuring Agreement (B).
(l) loss resulting from payments made or
withdrawals from the account of a customer
of the Insured, shareholder or subscriber to
shares involving funds erroneously credited
to such account, unless such payments are
made to or withdrawn by such depositors or
representative of such person, who is within
the premises of the drawee bank of the
Insured or within the office of the Insured at
the time of such payment or withdrawal or
unless such payment is covered under
Insuring Agreement (A).
(m) any loss resulting from Uncollectible Items of
Deposit which are drawn from a financial
institution outside the fifty states of the
United States of America, District of
Columbia, and territories and possessions of
the United States of America, and Canada.
SECTION 3. ASSIGNMENT OF RIGHTS
This bond does not afford coverage in favor of any
Employers of temporary personnel or of processors as
set forth in sub-sections (6) and (7) of Section 1(a) of
this bond, as aforesaid, and upon payment to the
Insured by the Underwriter on account of any loss
through dishonest or fraudulent act(s) including
Larceny or Embezzlement committed by any of the
partners, officers or employees of such Employers,
whether acting alone or in collusion with others, an
assignment of such of the Insured's rights and causes
of action as it may have against such Employers by
reason of such acts so committed shall, to the extent
of such payment, be given by the Insured to the
Underwriter, and the Insured shall execute all papers
necessary to secure to the Underwriter the rights
herein provided for.
SECTION 4. LOSS - NOTICE - PROOF -
LEGAL PROCEEDINGS
This bond is for the use and benefit only of the
Insured named in the Declarations and the
Underwriter shall not be liable hereunder for loss
sustained by anyone other than the Insured unless
the Insured, in its sole discretion and at its option,
shall include such loss in the Insured's proof of loss.
At the earliest practicable moment after discovery of
any loss hereunder the Insured shall give the
Underwriter written notice thereof and shall also
within six months after such discovery furnish to the
Underwriter affirmative proof of loss with full
particulars. If claim is made under this bond for loss
of securities or shares, the Underwriter shall not be
liable unless each of such securities or shares is
identified in such proof of loss by a certificate or
bond number or, where such securities or shares are
uncertificated, by such identification means as agreed
to by the Underwriter. The Underwriter shall have
thirty days after notice and proof of loss within which
to investigate the claim, but where the loss is clear
and undisputed, settlement shall be made within
forty-eight hours; and this shall apply notwithstanding
the loss is made up wholly or in part of securities of
which duplicates may be obtained. Legal
proceedings for recovery of any loss hereunder shall
not be brought prior to the expiration of sixty days
after such proof of loss is filed with the Underwriter
nor after the expiration of twenty-four months from
the discovery of such loss, except that any action or
proceedings to recover hereunder on account of any
judgment against the Insured in any suit mentioned
in General Agreement C or to recover attorneys' fees
paid in any such suit, shall be begun within twentyfour
months from the date upon which the judgment
in such suit shall become final. If any limitation
embodied in this bond is prohibited by any law
controlling the construction hereof, such limitation
shall be deemed to be amended so as to be equal to
the minimum period of limitation permitted by such
law.
Discovery occurs when the Insured:
(a) becomes aware of facts, or
(b) receives written notice of an actual or
potential claim by a third party which alleges
that the Insured is liable under
circumstances,
which would cause a reasonable person to assume
that a loss covered by the bond has been or will be
incurred even though the exact amount or details of
loss may not be then known.
SECTION 5. VALUATION OF PROPERTY
The value of any Property, except books of accounts
or other records used by the Insured in the conduct
of its business, for the loss of which a claim shall be
made hereunder, shall be determined by the average
market value of such Property on the business day
next preceding the discovery of such loss; provided,
however, that the value of any Property replaced by
the Insured prior to the payment of claim therefor
shall be the actual market value at the time of
replacement; and further provided that in case of a
loss or misplacement of interim certificates, warrants,
rights, or other securities, the production of which is
necessary to the exercise of subscription, conversion,
redemption or deposit privileges, the value thereof
shall be the market value of such privileges
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 8 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
immediately preceding the expiration thereof if said
loss or misplacement is not discovered until after
their expiration. If no market price is quoted for
such Property or for such privileges, the value shall
be fixed by agreement between the parties or by
arbitration.
In case of any loss or damage to Property consisting
of books of accounts or other records used by the
Insured in the conduct of its business, the
Underwriter shall be liable under this bond only if
such books or records are actually reproduced and
then for not more than the cost of blank books, blank
pages or other materials plus the cost of labor for the
actual transcription or copying of data which shall
have been furnished by the Insured in order to
reproduce such books and other records.
SECTION 6. VALUATION OF PREMISES AND
FURNISHINGS
In case of damage to any office of the Insured, or loss
of or damage to the furnishings, fixtures, stationery,
supplies, equipment, safes or vaults therein, the
Underwriter shall not be liable for more than the
actual cash value thereof, or for more than the actual
cost of their replacement or repair. The Underwriter
may, at its election, pay such actual cash value or
make such replacement or repair. If the underwriter
and the Insured cannot agree upon such cash value
or such cost of replacement or repair, such shall be
determined by arbitration.
SECTION 7. LOST SECURITIES
If the Insured shall sustain a loss of securities the
total value of which is in excess of the limit stated in
Item 3 of the Declarations of this bond, the liability
of the Underwriter shall be limited to payment for, or
duplication of, securities having value equal to the
limit stated in Item 3 of the Declarations of this
bond.
If the Underwriter shall make payment to the
Insured for any loss of securities, the Insured shall
thereupon assign to the Underwriter all of the
Insured's rights, title and interest in and to said
securities.
With respect to securities the value of which do not
exceed the Deductible Amount (at the time of the
discovery of the loss) and for which the Underwriter
may at its sole discretion and option and at the
request of the Insured issue a Lost Instrument Bond
or Bonds to effect replacement thereof, the Insured
will pay the usual premium charged therefor and will
indemnify the Underwriter against all loss or expense
that the Underwriter may sustain because of the
issuance of such Lost Instrument Bond or Bonds.
With respect to securities the value of which exceeds
the Deductible Amount (at the time of discovery of
the loss) and for which the Underwriter may issue or
arrange for the issuance of a Lost Instrument Bond or
Bonds to effect replacement thereof, the Insured
agrees that it will pay as premium therefor a
proportion of the usual premium charged therefor,
said proportion being equal to the percentage that
the Deductible Amount bears to the value of the
securities upon discovery of the loss, and that it will
indemnify the issuer of said Lost Instrument Bond or
Bonds against all loss and expense that is not
recoverable from the Underwriter under the terms
and conditions of this Investment Company Blanket
Bond subject to the Limit of Liability hereunder.
SECTION 8. SALVAGE
in case of recovery, whether made by the Insured or
by the Underwriter, on account of any loss in excess
of the Limit of Liability hereunder plus the
Deductible Amount applicable to such loss, from any
source other than suretyship, insurance, reinsurance,
security or indemnity taken by or for the benefit of
the Underwriter, the net amount of such recovery,
less the actual costs and expenses of making same,
shall be applied to reimburse the Insured in full for
the excess portion of such loss, and the remainder, if
any, shall be paid first in reimbursement of the
Underwriter and thereafter in reimbursement of the
Insured for that part of such loss within the
Deductible Amount. The Insured shall execute all
necessary papers to secure to the Underwriter the
rights provided for herein.
SECTION 9. NON-REDUCTION AND NONACCUMULATION
OF LIABILITY AND TOTAL
LIABILITY
At all times prior to termination hereof, this bond
shall continue in force for the limit stated in the
applicable sections of Item 3 of the Declarations of
this bond notwithstanding any previous loss for which
the Underwriter may have paid or be liable to pay
hereunder; PROVIDED, however, that regardless of
the number of years this bond shall continue in force
and the number or premiums which shall be payable
or paid, the liability of the Underwriter under this
bond with respect to all loss resulting from:
(a) any one act of burglary, robbery or holdup,
or attempt thereat, in which no Partner or
Employee is concerned or implicated shall be
deemed to be one loss, or
(b) any one unintentional or negligent act on the
part of any other person resulting in damage
to or destruction or misplacement of
Property, shall be deemed to be one loss, or
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 9 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(c) all wrongful acts, other than those specified
in (a) above, of any one person shall be
deemed to be one loss, or
(d) all wrongful acts, other than those specified
in (a) above, of one or more persons (which
dishonest act(s) or act(s) of Larceny or
Embezzlement include, but are not limited
to, the failure of an Employee to report such
acts of others) whose dishonest act or acts
intentionally or unintentionally, knowingly or
unknowingly, directly or indirectly, aid or
aids in any way, or permits the continuation
of, the dishonest act or acts of any other
person or persons shall be deemed to be one
loss with the act or acts of the persons aided,
or
(e) any one casualty or event other than those
specified in (a), (b), (c) or (d) preceding, shall
be deemed to be one loss, and
shall be limited to the applicable Limit of Liability
stated in Item 3 of the Declarations of this bond
irrespective of the total amount of such loss or losses
and shall not be cumulative in amounts from year to
year or from period to period.
Sub-section (c) is not applicable to any situation to
which the language of sub-section (d) applies.
SECTION 10. LIMIT OF LIABILITY
With respect to any loss set forth in the PROVIDED
clause of Section 9 of this bond which is recoverable
or recovered in whole or in part under any other
bonds or policies issued by the Underwriter to the
Insured or to any predecessor in interest of the
Insured and terminated or cancelled or allowed to
expire and in which the period of discovery has not
expired at the time any such loss thereunder is
discovered, the total liability of the Underwriter
under this bond and under other bonds or policies
shall not exceed, in the aggregate, the amount carried
hereunder on such loss or the amount available to the
Insured under such other bonds or policies, as
limited by the terms and conditions thereof, for any
such loss if the latter amount be the larger.
SECTION 11. OTHER INSURANCE
If the Insured shall hold, as indemnity against any
loss covered hereunder, any valid and enforceable
insurance or suretyship, the Underwriter shall be
liable hereunder only for such amount of such loss
which is in excess of the amount of such other
insurance or suretyship, not exceeding, however, the
Limit of Liability of this bond applicable to such loss.
SECTION 12. DEDUCTIBLE
The Underwriter shall not be liable under any of the
Insuring Agreements of this bond on account of loss
as specified, respectively, in sub-sections (a), (b), (c),
(d) and (e) of Section 9, NON-REDUCTION AND
NON- ACCUMULATION OF LIABILITY AND
TOTAL LIABILITY, unless the amount of such loss,
after deducting the net amount of all reimbursement
and/or recovery obtained or made by the Insured,
other than from any bond or policy of insurance
issued by an insurance company and covering such
loss, or by the Underwriter on account thereof prior
to payment by the Underwriter of such loss, shall
exceed the Deductible Amount set forth in Item 3 of
the Declarations hereof (herein called Deductible
Amount), and then for such excess only, but in no
event for more than the applicable Limit of Liability
stated in Item 3 of the Declarations.
The Insured will bear, in addition to the Deductible
Amount, premiums on Lost Instrument Bonds as set
forth in Section 7.
There shall be no deductible applicable to any loss
under Insuring Agreement A sustained by any
Investment Company named as Insured herein.
SECTION 13. TERMINATION
The Underwriter may terminate this bond as an
entirety by furnishing written notice specifying the
termination date, which cannot be prior to 60 days
after the receipt of such written notice by each
Investment Company named as Insured and the
Securities and Exchange Commission, Washington,
D.C. The Insured may terminate this bond as an
entirety by furnishing written notice to the
Underwriter. When the Insured cancels, the Insured
shall furnish written notice to the Securities and
Exchange Commission, Washington, D.C., prior to 60
days before the effective date of the termination. The
Underwriter shall notify all other Investment
Companies named as Insured of the receipt of such
termination notice and the termination cannot be
effective prior to 60 days after receipt of written
notice by all other Investment Companies.
Premiums are earned until the termination date as
set forth herein.
This Bond will terminate as to any one Insured
immediately upon taking over of such Insured by a
receiver or other liquidator or by State or Federal
officials, or immediately upon the filing of a petition
under any State or Federal statute relative to
bankruptcy or reorganization of the Insured, or
assignment for the benefit of creditors of the Insured,
or immediately upon such Insured ceasing to exist,
whether through merger into another entity, or by
disposition of all of its assets.
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 10 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
The Underwriter shall refund the unearned premium
computed at short rates in accordance with the
standard short rate cancellation tables if terminated
by the Insured or pro rata if terminated for any other
reason.
This Bond shall terminate:
(a) as to any Employee as soon as any partner,
officer or supervisory Employee of the
Insured, who is not in collusion with such
Employee, shall learn of any dishonest or
fraudulent act(s), including Larceny or
Embezzlement on the part of such Employee
without prejudice to the loss of any Property
then in transit in the custody of such
Employee (see Section 16(d)), or
(b) as to any Employee 60 days after receipt by
each Insured and by the Securities and
Exchange Commission of a written notice
from the Underwriter of its desire to
terminate this bond as to such Employee, or
(c) as to any person, who is a partner, officer or
employee of any Electronic Data Processor
covered under this bond, from and after the
time that the Insured or any partner or
officer thereof not in collusion with such
person shall have knowledge or information
that such person has committed any
dishonest or fraudulent act(s), including
Larceny or Embezzlement in the service of
the Insured or otherwise, whether such act
be committed before or after the time this
bond is effective.
SECTION 14. RIGHTS AFTER TERMINATION
OR CANCELLATION
At any time prior to the termination or cancellation
of this bond as an entirety, whether by the Insured or
the Underwrite, the Insured may give the
Underwriter notice that it desires under this bond an
additional period of 12 months within which to
discover loss sustained by the Insured prior to the
effective date of such termination or cancellation and
shall pay an additional premium therefor.
Upon receipt of such notice from the Insured, the
Underwriter shall give its written consent thereto;
provided, however, that such additional period of
time shall terminate immediately:
(a) on the effective date of any other insurance
obtained by the Insured, its successor in
business or any other party, replacing in
whole or in part the insurance afforded by
this bond, whether or not such other
insurance provides coverage for loss
sustained prior to its effective date, or
(b) upon takeover of the Insured's business by
any State or Federal official or agency, or by
any receiver or liquidator, acting or
appointed for this purpose without the
necessity of the Underwriter giving notice of
such termination. In the event that such
additional period of time is terminated, as
provided above, the Underwriter shall refund
any unearned premium.
The right to purchase such additional period for the
discovery of loss may not be exercised by any State
or Federal official or agency, or by a receiver or
liquidator, acting or appointed to take over the
Insured's business for the operation or for the
liquidation thereof or for any purpose.
SECTION 15. CENTRAL HANDLING OF
SECURITIES
Securities included in the system for the central
handling of securities established and maintained by
Depository Trust Company, Midwest Depository
Trust Company, Pacific Securities Depository Trust
Company, and Philadelphia Depository Trust
Company, hereinafter called Corporations, to the
extent of the Insured's interest therein as effected by
the making of appropriate entries on the books and
records of such Corporations shall be deemed to be
Property.
The words "Employee" and 'Employees" shall be
deemed to include the officers, partners, clerks and
other employees of the New York Stock Exchange,
Boston Stock Exchange, Midwest Stock Exchange,
Pacific Stock Exchange and Philadelphia Stock
Exchange, hereinafter called Exchanges, and of the
above named Corporations, and of any nominee in
whose name is registered any security included
within the systems for the central handling of
securities established and maintained by such
Corporations, and any employee or any recognized
service company, while such officers, partners, clerks
and other employees and employees of service
companies perform services for such Corporations in
the operation of such systems. For the purpose of the
above definition a recognized service company shall
be any company providing clerks or other personnel
to the said Exchanges or Corporations on a contract
basis.
The Underwriter shall not be liable on account of any
loss(es) in connection with the central handling of
securities within the systems established and
maintained by such Corporations, unless such loss(es)
shall be in excess of the amount(s) recoverable or
recovered under any bond or policy of insurance
indemnifying such Corporations against such loss(es),
and then the Underwriter shall be liable hereunder
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 11 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
only for the Insured's share of such excess loss(es),
but in no event for more than the Limit of Liability
applicable hereunder.
For the purpose of determining the Insured's share of
excess loss(es) it shall be deemed that the Insured has
an interest in any certificate representing any security
included within such systems equivalent to the
interest the Insured then has in all certificates
representing the same security included within such
systems and that such Corporations shall use their
best judgment in apportioning the amount(s)
recoverable or recovered under any bond or policy of
insurance indemnifying such Corporations against
such loss(es) in connection with the central handling
of securities within such systems among all those
having an interest as recorded by appropriate entries
in the books and records of such Corporations in
Property involved in such loss(es) on the basis that
each such interest shall share in the amount(s) so
recoverable or recovered in the ratio that the value of
each such interest bears to the total value all such
interests and that the Insured's share of such excess
loss(es) shall be the amount of the Insured's interest
in such Property in excess of the amount(s) so
apportioned to the Insured by such Corporations.
This bond does not afford coverage in favor of such
Corporations or Exchanges or any nominee in whose
name is registered any security included within the
systems for the central handling of securities
established and maintained by such Corporations,
and upon payment to the Insured by the Underwriter
on account of any loss(es) within the systems, an
assignment of such of the Insured's rights and causes
of action as it may have against such Corporations or
Exchanges shall to the extent of such payment, be
given by the Insured to the Underwriter, and the
Insured shall execute all papers necessary to secure
the Underwriter the rights provided for herein.
SECTION 16. ADDITIONAL COMPANIES
INCLUDED AS INSURED
If more than one corporation, co-partnership or
person or any combination of them be included as
the Insured herein:
(a) the total liability of the Underwriter
hereunder for loss or losses sustained by any
one or more or all of them shall not exceed
the limit for which the Underwriter would be
liable hereunder if all such loss were
sustained by any one of them;
(b) the one first named herein shall be deemed
authorized to make, adjust and receive and
enforce payment of all claims hereunder and
shall be deemed to be the agent of the others
for such purposes and for the giving or
receiving of any notice required or permitted
to be given by the terms hereof, provided
that the Underwriter shall furnish each
named Investment Company with a copy of
the bond and with any amendment thereto,
together with a copy of each formal filing of
the settlement of each such claim prior to the
execution of such settlement;
(c) the Underwriter shall not be responsible for
the proper application of any payment made
hereunder to said first named Insured;
(d) knowledge possessed or discovery made by
any partner, officer of supervisory Employee
of any Insured shall for the purposes of
Section 4 and Section 13 of this bond
constitute knowledge or discovery by all the
Insured; and
(e) if the first named Insured ceases for any
reason to be covered under this bond, then
the Insured next named shall thereafter be
considered as the first, named Insured for the
purposes of this bond.
SECTION 17. NOTICE AND CHANGE OF
CONTROL
Upon the Insured obtaining knowledge of a transfer
of its outstanding voting securities which results in a
change in control (as set forth in Section 2(a) (9) of
the Investment Company Act of 1940) of the Insured,
the Insured shall within thirty (30) days of such
knowledge give written notice to the Underwriter
setting forth:
(a) the names of the transferors and transferees
(or the names of the beneficial owners if the
voting securities are requested in another
name), and
(b) the total number of voting securities owned
by the transferors and the transferees (or the
beneficial owners), both immediately before
and after the transfer, and
(c) the total number of outstanding voting
securities.
As used in this section, control means the power to
exercise a controlling influence over the management
or policies of the Insured.
Failing to give the required notice shall result in
termination of coverage of this bond, effective upon
the date of stock transfer for any loss in which any
transferee is concerned or implicated.
Such notice is not required to be given in the case of
an Insured which is an Investment Company.
SECTION 18. CHANGE OR MODIFICATION
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04 12 of 12
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
This bond or any instrument amending or effecting
same may not be changed or modified orally. No
changes in or modification thereof shall be effective
unless made by written endorsement issued to form a
part hereof over the signature of the Underwriter's
Authorized Representative. When a bond covers only
one Investment Company no change or modification
which would adversely affect the rights of the
Investment Company shall be effective prior to 60
days after written notification has been furnished to
the Securities and Exchange Commission,
Washington, D.C., by the Insured or by the
Underwriter. If more than one Investment Company
is named as the Insured herein, the Underwriter shall
give written notice to each Investment Company and
to the Securities and Exchange Commission,
Washington, D.C., not less than 60 days prior to the
effective date of any change or modification which
would adversely affect the rights of such Investment
Company.
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

490PB1148 05/11/06 05/21/06
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
J
All systems utilized by the Insured
ICB011 Ed. 7-04 Page 1 of 2
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
DATE ENDORSEMENT OR
RIDER EXECUTED
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
Computer Systems
It is agreed that:
1. The attached bond is amended by adding an additional Insuring Agreement as follows:
INSURING AGREEMENT COMPUTER SYSTEMS
Loss resulting directly from a fraudulent
(1) entry of data into, or
(2) change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes
(a) Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to
(i) cause the Insured to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.
SCHEDULE
2. As used in this Rider, Computer System means
(a) computers with related peripheral components, including storage components, wherever located,
(b) systems and applications software,
(c) terminal devices, and
(d) related communication networks
by which data are electronically collected, transmitted, processed, stored and retrieved.
3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring
Agreement:
(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

INSURED
ONE MILLION FIVE HUNDRED THOUSAND
1,500,000
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
ICB011 Ed. 7-04 Page 2 of 2
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's
Computer System.
4. The following portions of the attached bond are not applicable to this Rider:
(a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the
Bond Period";
(b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and
Limitations; and
(c) Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.
5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.
6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.
7. The Limit of Liability for the coverage provided by this Rider shall be
Dollars ($ ), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.
8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.
9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring
Agreement or Coverage.
10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety
(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.
The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

INSURED

490PB1148 05/11/06 05/21/06
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
M
M
ONE HUNDRED THOUSAND 100,000
FIVE THOUSAND 5,000
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
ICB012 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
DATE ENDORSEMENT OR
RIDER EXECUTED
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
Unauthorized Signatures
It is agreed that:
1. The attached bond is amended by inserting an additional Insuring Agreement as follows:
INSURING AGREEMENT UNAUTHORIZED SIGNATURE
(A) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.
(B) It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.
2. The total liability of the Underwriter under Insuring Agreement is limited to the sum of
Dollars ($ ), it
being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.
3. With respect to coverage afforded under this Rider, the Deductible Amount shall be
Dollars ($ ).
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

490PB1148 05/11/06 05/21/06
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
L
ICB013 Ed. 7-04 Page 1 of 2
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
DATE ENDORSEMENT OR
RIDER EXECUTED
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
Telefacsimile Transactions
It is agreed that:
1. The attached Bond is amended by adding an additional Insuring Agreement as follows:
INSURING AGREEMENT TELEFACSIMILE TRANSACTIONS
Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring
Agreement, subject to the exclusions herein and in the Bond.
2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a. "Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.
b. "Telefacsimile Transaction" means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.
c. "Fax Redemption" means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.
d. "Fax Election" means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.
e. "Fax Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.
f. "Fax Purchase" means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.
g. "Designated Fax Procedures" means the following procedures:
(1) Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months.
Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.
(2) Identity Test: The identity of the sender in any request for a Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of
Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

INSURED
L
ONE MILLION FIVE HUNDRED THOUSAND 1,500,000
TEN THOUSAND 10,000
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
ICB013 Ed. 7-04 Page 2 of 2
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
(3) Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile
Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.
(4) Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.
i. "Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature
Guarantee, or in another document with a Signature Guarantee.
j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible
Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.
3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:
a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and
b. Any loss resulting from:
(1) Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or
(2) Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or
(3) Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or
(4) The intentional failure to adhere to one or more Designated Fax Procedures; or
(5) The failure to pay for shares attempted to be purchased.
4. The Single Loss Limit of Liability under Insuring Agreement is limited to the sum of
Dollars ($ ) it
being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.
5. With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is
Dollars ($ ).
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

490PB1148 05/11/06 05/21/06
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
K
ICB014 Ed. 7-04 Page 1 of 2
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
DATE ENDORSEMENT OR
RIDER EXECUTED
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
Voice Initiated Transactions
It is agreed that:
1. The attached bond is amended by inserting an additional Insuring Agreement as follows:
INSURING AGREEMENT - VOICE-INITIATED TRANSACTIONS
Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this
Insuring Agreement, subject to the specific exclusions herein and in the Bond.
2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a. "Voice-initiated Transaction" means any Voice-initiated Redemption, Voice-initiated Election,
Voice-initiated Exchange, or Voice-initiated Purchase.
b. "Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.
c. "Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.
d. "Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.
e. "Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.
f. "Designated Procedures" means the following procedures:
(1) Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.
(2) Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.
(3) Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

INSURED
K
ONE MILLION FIVE HUNDRED THOUSAND 1,500,000
TEN THOUSAND 10,000
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
ICB014 Ed. 7-04 Page 2 of 2
 2004 The St. Paul Travelers Companies, Inc. All Right Reserved
g. "Investment Company" or "Fund" means an investment company registered under the Investment
Company Act of 1940.
h. "Officially Designated" means or refers to a written designation signed by a shareholder of record of a
Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a
Signature Guarantee, or in another document with a Signature Guarantee.
i. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.
3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:
a. Any loss covered under Insuring Agreement A, "Fidelity, " of this Bond; and
b. Any loss resulting from:
(1) Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or
(2) Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or
(3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty
(30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or
(4) The intentional failure to adhere to one or more Designated Procedures; or
(5) The failure to pay for shares attempted to be purchased; or
(6) Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.
4. The total liability of the Underwriter under Insuring Agreement is limited to the sum of
Dollars ($ ),
it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.
5. With respect to coverage afforded under this Rider the applicable Deductible Amount is
Dollars ($ ).
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

INSURED

490PB1148 05/11/06 05/21/06
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
ICB015 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
DATE ENDORSEMENT OR
RIDER EXECUTED
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
Amend Definition of Employee (Exclude EDP Coverage for Computer Software or Programs)
It is agreed that:
1. Sub-section 7 of Section 1(a) in the Definition of Employee, is deleted and replaced by the following:
(7) "each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured (does not include the creating, preparing, modifying or maintaining the Insured's computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and"
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

INSURED

490PB1148 05/11/06 05/21/06
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
ICB016 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
DATE ENDORSEMENT OR
RIDER EXECUTED
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
Definition of Investment Company
It is agreed that:
1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:
(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

INSURED

490PB1148 05/11/06 05/21/06
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
ICB026 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
DATE ENDORSEMENT OR
RIDER EXECUTED
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
Add Exclusions (n) & (o)
It is agreed that:
1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:
(n) loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.
(o) the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the
Insured as a result of the unlawful disclosure of non-public material information by the Insured or any
Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

INSURED

490PB1148 05/11/06 05/21/06
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
May 21, 2006
May 21, 2007
SIX THOUSAND FOUR HUNDRED 6,400
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
ICB050 Ed. 7-04
 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
DATE ENDORSEMENT OR
RIDER EXECUTED
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
California Premium Rider
It is agreed that:
1. In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of
the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period from
to
is & 00/100 Dollars ($ )
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

490PB1148 05/11/06 05/21/06
NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
INSURED
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING
PART OF BOND OR POLICY NO.
DATE ENDORSEMENT OR
RIDER EXECUTED
* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
Authorized Representative
 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
AUTOMATIC COVERAGE FOR NEW INVESTMENT COMPANIES/INCREASE IN LIMITS
MEL2684 - Ed. 3/05 - For use with ICB005 - Ed. 7/04
It is agreed that:
1. General Agreement A., Additional Offices or Employees - Consolidation or Merger - Notice, is amended to include the following paragraph:
(3) If the Insured shall, while this bond is in force, establish any new Investment Companies other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such
Investment Companies shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of such premium period.
2. Section 10., Limit of Liability, is amended to include the following paragraph:
If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current Investment Companies insured under the bond or the addition of new Investment Companies, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *